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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                             Commission File Number:   333-71091

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q |_| Form N-SAR
         For Period Ended:
                          ------------------------------------------------------
|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
         For the Transition Period Ended:
                                         ---------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

I

                             REGISTRANT INFORMATION

Full name of registrant:         IBF VI Secured Lending Corporation
Former name if applicable:
                                 IBF VI Guaranteed Income Fund
Address of principal executive office (Street and number):
                                 1733 Connecticut Avenue, N.W.
City, state and zip code         Washington, D.C.  20009

II

                             RULE 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                |   ([ ])    The reasons described in reasonable detail in Part
                |            III of this form could not be eliminated without
                |            unreasonable effort or expense;
                |   ([ ])    The subject annual report, semi-annual report,
                |            transition report on Form 10-K, 20-F, 11-K or Form
                |            N-SAR, or portion thereof will be filed on before
    |X|         |            the 15th calendar day following the prescribed due
                |            date; or the subject quarterly report or transition
                |            report on Form 10-Q, or portion thereof will be
                |            filed on or before the fifth calendar day following
                |            the prescribed due date; and
                |   ([ ])    The accountant's statement or other exhibit
                |            required by Rule 12b-25(c) has been attached if
                |            applicable.


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III

                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         On July 23, 2002, the Commission filed a complaint against the registrant, certain related entities and funds, and Simon A. Hershon commencing a case in the District Court, Securities and Exchange Commission v. IBF Collateralized Finance Corporation et al., No. 02-CV-5713 (JSM). In general, the Commission is alleging that the registrant and certain related funds (collectively, the "Funds") were operating as unregistered investment companies in violation of the Investment Company Act of 1940, 15 U.S.C. ss.ss. 80a-1 et seq. (the "ICA"), and that certain disclosures to investors were misleading.

         On December 5, 2002, on motion of the Commission, the District Court entered an order providing for, inter alia, the immediate appointment of Arthur Steinberg (the "Trustee") to act as the ICA trustee for the Funds and their respective subsidiaries, pursuant to 15 U.S.C. ss. 80a-41(d).

         Because of the need for review of the Form 10-K by the Trustee and its advisors and counsel prior to any filing, the Company will not be in a position to file the Form 10-K within the prescribed time period.


IV

                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

              Steven M. Salzman                (202)         588-7500
                   (Name)                   (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                |_|  Yes  |X| No

            The registrant has not filed Forms 10-Q for the second and third quarters of 2002. The registrant anticipates applying to the Commission for an exemption from certain provisions of the Investment Company Act of 1940.

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                |_|  Yes  |X| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                      IBF VI Secured Lending Corporation
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    March 31, 2003               By  /s/ Steven M. Salzman
                                          Chief Financial Officer